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                              January 19, 2023

       John Xu
       President and Chief Executive Officer
       Maison Solutions Inc.
       127 N Garfield Ave
       Monterey Park, CA 91754

                                                        Re: Maison Solutions
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2022
                                                            CIK No. 0001892292

       Dear John Xu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 23, 2022

       Cover page

   1. Please revise here and in the prospectus summary to clarify whether you intend to rely on the controlled company
exemptions that you disclose on the cover page. In this regard, we note your disclosure
that you "are permitted to elect to rely on certain exemptions from corporate governance
rules of Nasdaq." As a related matter, please revise to state, if true, that Mr. John Xu holds
will be able to control the management and affairs of your
                                                        company and most
matters requiring stockholder approval following the offering.
   2. Please disclose on the cover your firm commitment arrangement with Joseph Stone
                                                        Capital, LLC. In this
regard, we note your disclosure on page 94. Refer to Item
                                                        501(b)(8)(i) of
Regulation S-K.
 John Xu
Maison Solutions Inc.
January 19, 2023
Page 2
Prospectus Summary, page 1

3. Please revise to disclose in your summary and in your risk factors the disparate voting rights of each class of stock. In your risk factors, please discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your common stock and the dilution upon conversion of the Class A preferred stock into common stock.
4. Please revise your summary to prominently disclose the company's current liquidity condition, including cash on hand, total debt outstanding, violation of debt covenant, and the company's dependence on the proceeds of the offering to repay any loans and meet outstanding obligations, to the extent accurate. In this regard, we note that you are operating at a net loss as of April 30, 2022, you appear to be carrying debt and you have been dependent on debt, equity financing, and your PPP loan to fund your operations; and
         that due to a violation of a covenant as of June 30, 2022, your loan balance with American
         First National Bank was reclassified. In addition, please address how these results were impacted by conditions such as inflation, supply chain disruption and the COVID-19 pandemic.
Our Competitive Strengths
Superior Customer Propositions, page 4

5. Please revise to explain the "stringent quality control procedures and processes" which you state you implement across your supply chain to ensure daily supply of the freshest products to our customers at competitive prices.
Risks Related to our Industry
Economic conditions that impact consumer spending could materially affect our business, page
16

6. Please update this risk factor to identify the types of inflationary pressures that have materially impacted your operations and how your business has been affected. In this regard, we note your disclosure on page 44 that "inflation increased [y]our purchase costs, occupancy costs and payroll costs and that [t]o offset inflationary pressures, [you] have
         increased [y]our products    selling price to cover these increased
costs."
Disruption of any significant supplier relationship could negatively affect our business, page 19

7. In an appropriate place in your prospectus, please disclose the material terms of your
FirstName LastNameJohn Xu
       agreements with the primary suppliers discussed in this risk factor. Please also file the
Comapany    NameMaison
       agreements         Solutions
                   as exhibits to theInc.
                                      registration statement. See Item
601(b)(10) of Regulation S-
JanuaryK.19,
          Alternatively,
             2023 Page 2please tell us why you are not required to do so. FirstName LastName
 John Xu
FirstName  LastNameJohn Xu
Maison Solutions Inc.
Comapany
January 19,NameMaison
            2023       Solutions Inc.
January
Page 3 19, 2023 Page 3
FirstName LastName
Risks Related to Ownership of our Common Stock and this Offering
We are a controlled company within the meaning of the Nasdaq Stock Market..., page 34

8. Please revise to disclose the risks to shareholders that arise from this control, including the anti-takeover effects of this ownership.
Use of Proceeds, page 38

9. Please disclose the order of priority for your intended use of proceeds. If the priority is reflected in the order in which the uses have been listed, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.
10. Please briefly state and describe the cost of the new store acquisitions and expansion.
         Include the name of affiliates from which you are to acquire such assets. In this regard, we note disclosure on page 6 that you acquired 10% of the equity interest in HKGF Market of
         Alhambra, Inc. from Ms. Grace Xu, who is Mr. John Xu   s wife.
Additionally, state the
         names of the entities you intend to acquire, if applicable, and describe the principle followed in determining the cost to you. Please refer to Instruction 5 and 6 to Item 504 of
         Regulation S-K.
11. Please clarify whether you intend to use a portion of the net proceeds to repay the loans;
         and, where applicable, please file any applicable loan agreement as an exhibit to the registration statement. In this regard, we note your disclosure that you have outstanding loan facilities of approximately $0.6 million due to American First National Bank and approximately $2.6 million due to the SBA.
Capitalization, page 40

12. Please revise to include your indebtedness in your tabular disclosure. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Operating Results
Supply chain disruptions, page 44

13. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Liquidity and Capital Resources, page 50

14. Please disclose in detail the terms and conditions of the commitment made by the principal shareholder of the company to provide financial support to the company whenever necessary. As a related matter, please state the name of the principal shareholder. Please file any agreement related to this commitment, if applicable, as an exhibit.
 John Xu
Maison Solutions Inc.
January 19, 2023
Page 4
15. Please clarify whether you believe there is adequate amounts of cash to meet your working capital needs and plans for cash in the next 12 months "from the most recent fiscal period end required to be presented" and separately beyond the next 12 months. In this regard, we note your disclosure that you believe that the current cash will be sufficient to meet the working capital needs in the "next 12 months from the date the audited financial statements were issued." See Item 303(b)(1) of Regulation
S-K.
Certain Relationships and Related Party Transactions, page 84

16. Please revise to disclose the approximate dollar value of the amount of the interests of
         each of John Xu and Grace Xu   s transaction. See Item 404(a)(4) of
Regulation S-K.
Description of Capital Stock
Undesignated Preferred Stock
Liability and Indemnification, page 88

17.      We note your reference to the section titled    Management
Limitation on Liability and
         Indemnification Matters    for a discussion of limitation on liability
and indemnification,
         however, there does not appear to be such a section. Please revise your disclosure accordingly.
Exhibits

18. Please file as an exhibit the series of agreements with JD E-commerce America Limited and the U.S. subsidiary of JD.com, including the Collaboration Agreement and
         Intellectual Property License Agreement, discussed on page 71. Refer to Item 601(b)(10)
         of Regulation S-K.
General

19. Please provide us with your analysis of whether financial statements are required for your intended acquisition of Dai Cheong Trading Inc., HKGF Market of Alhambra, Inc. and the
         five stores as part of your East Coast expansion as well the acquisition GF Supermarket of
         MP, Inc. Refer to Rule 8-04 and 3-05 of Regulation S-X. Please note the specific guidance for acquisitions of a group of related businesses in Rule 3-05(a)(3) of Regulation
         S-X.
20. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
FirstName LastNameJohn Xu
       Securities Act, whether or not you retained, or intend to retain, copies of those
Comapany    NameMaisonPlease
       communications.     Solutions Inc. the staff member associated with the
review of this filing
                                 contact
Januaryto19,
          discuss
             2023 how
                  Pageto4 submit the materials, if any, to us for our review. FirstName LastName
 John Xu
FirstName  LastNameJohn Xu
Maison Solutions Inc.
Comapany
January 19,NameMaison
            2023       Solutions Inc.
January
Page 5 19, 2023 Page 5
FirstName LastName
       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services